Mail Stop 4-6

December 27, 2004

Mr. John A. Blaeser
President and Chief Executive Officer
Concord Communications, Inc.
600 Nickerson Road
Marlboro, Massachusetts 01752

Re:	Concord Communications, Inc.
	Post-effective Amendment No. 1 to Registration Statement on
Form
S-3
	Filed December 3, 2004
	File No. 333-112091

Dear Mr. Blaeser:

      This is to advise you that we have limited our review of the above registration statement to the limited matters addressed in the comments below. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of
1933, as amended (the "Securities Act"), has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Selling Securityholders

1. Please disclose whether any added selling securityholder is a registered broker-dealer. If a selling securityholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

2. Please disclose whether any added selling securityholder is an affiliate of a registered broker-dealer. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Where You Can Find More Information

3. We note that you filed a Form 8-K on December 2, 2004 prior to your filing of this post-effective amendment. Please incorporate this Form 8-K by reference into your post-effective amendment. Please refer to Item 12 of Form S-3 for additional guidance.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 942-1871 with any questions. If you need further assistance, you may contact me at
(202) 942-1818 or Barbara Jacobs, Assistant Director, at (202)
942-
1800.

	Sincerely,


	Mark Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Kevin M. Barry, Esq.
	Andrew Kurzon, Esq.
	Testa, Hurwitz & Thibeault, LLP
	125 High Street
	Boston, Massachusetts 02110
	Telephone: (617) 248-7000
	Facsimile:  (617) 248-7100